Executive Board

J.J. Nooitgedagt

Securities and Exchange Commission
Attn. Mr. Jim B. Rosenberg	AEGON N.V.
Senior Assistant Chief Accountant
Division of Corporation Finance	P.O. Box 85
100 F Street, NE	2501 CB The Hague (The Netherlands)
Washington, DC 20549-4720	Bezuidenhoutseweg 273
United States of America	2594 AN The Hague
Telephone +31 70 344 8001
Fax +31 70 344 8551

Reference	The Hague
Your reference: File No. 1-10882	July 15, 2010

Dear Mr. Rosenberg,

We thank you for your letter dated June 3, 2010 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for the fiscal year ended December 31, 2009 (“2009 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The responses to your letter are numbered to correspond to the numbered comments in that letter.

Any bold and underscore changes made throughout this letter indicate where we intend to alter our disclosures in future filings as described below.

Item 5. Operating and Financial Review and Prospects

5.2 Application of Critical Accounting Policies – IFRS Accounting Policies

v. Impairment of financial assets, page 75

1.	Mortgage-backed securities represent EUR 10.8 billion of your fixed income securities. Regarding the EUR 6.7 billion of mortgage backed securities with unrealized losses, please revise your disclosures to discuss the level of recent cash flows compared to the projected cash flows underlying your mortgage backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired.

Response:

AEGON’s impairment policy is based on the requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’. The key analysis that management makes under IFRS is whether or not there is an objective indicator of impairment that indicates that we will not be able to collect all contractual cash flows of a specific security. Only when there is an objective indicator that we are not able to collect the contractual cash flows an impairment loss is recognized. Management’s intentions and the severity and duration of the unrealized loss are not in themselves objective indicators for impairment.

The category of mortgage backed securities on page 75 of the 2009 Form 20-F can be further sub-divided into residential mortgage backed securities (RMBS) and commercial mortgage backed securities (CMBS). From page 78 through to page 80 of the 2009 Form 20-F, all RMBS and CMBS

Register The Hague no. 27076669

exposure is disclosed by vintage and rating and any below investment grade holdings that are in an unrealized loss position of greater than EUR 25 million identify the issuer by name. In addition to the figures disclosed, also provided is a high level overview of the monitoring and impairment review process that is completed each quarter.

For most of these holdings (consisting of 788 issuers and 2,336 tranches), the underlying collateral pools have experienced higher than expected delinquencies and losses, which is further exacerbated by the impact of declining home values of borrowers using affordability products. This had led to the underlying collateral pools having reduced cash flows in comparison to expectation at origination. This has resulted in losses to the subordinated securities on these deals, which in turn has led to a decline in the level of protection to our tranche within the collateral pool. Despite the decline in this level of protection provided by the seniority of tranches held by us versus other more subordinated securities exposed to the same underlying collateral pool, cash flow modeling continues to indicate full recovery of principal and interest for each of these particular holdings in an unrealized loss position. Securities are impaired to fair market value when we expect that we will not receive all contractual cash flows.

We intend to clarify the points above in future filings with the SEC as described in more detail in our response to question 5.

2.	You indicate on page 79 that despite the “continued decline in the margin of safety on your negative amortization mortgages during 2009, your cash flow models indicated full recovery of principal and interest.” The magnitude of decline in fair value of some of your debt instruments, specifically your Alt-A and negative amortization floaters residential mortgage backed securities, may be indicative of an impairment. Please revise your disclosures to address the following:

•	Clarify what you mean by “margin of safety”.

•	Explain why the unrealized losses in this investment portfolio are not indicative of an impairment.

•	Disclose the assumptions used in the cash flow models along with significant quantitative factors used in its determination that justify full recovery of principal and interest.

Response:

The words “margin of safety” references the amount of additional losses the overall structure would have to incur prior to the losses impacting our particular tranche. We intend to clarify the disclosure in future filings and remove reference to the phrase “margin of safety”.

Additionally, we will disclose why the unrealized losses are not indicative of an impairment of the securities held by us and include further disclosure on the key assumptions used in our cash flow models. Given the volume of individual holdings (625 issuers and 1,782 tranches), the significantly diverse characteristics of the current collateral pool for each security as well as the differing seniority and other terms of tranches of various securities held by us, we have not, and do not believe it would be appropriate or practically feasible to disclose all the precise quantitative factors used by management in arriving at impairment determinations.

At a portfolio level, details of certain assumptions may show very wide ranges and providing this level of detail will not be valuable to readers of the information. Given the composition of the portfolio, the possible ranges applied could be misinterpreted. For example, quantitative ranges of significant assumptions within our modeling process for RMBS are as follows: prepayment assumptions range from 0% to 12%, assumed defaults on delinquent loans range from 50% to 100%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from 35% to 66%.

On a holding-by-holding basis, our internal asset specialists determine the appropriate factors within the range to apply to the model based upon their knowledge of the underlying collateral, the historical averages from the transactions, and available market data.

Our objective in providing financial disclosure of this kind has in general been to strike a balance between providing information that is relevant to the reader while avoiding overburdening our financial disclosure with excessive detail. We believe that providing specific quantitative criteria on a holding-by-holding basis would overburden the disclosures with details.

We intend to clarify the points above in future filings with the SEC as described in more detail in our response to question 5.

3.	Please tell us why you use a EUR 25 million threshold for discussing the potential impairment of individual securities, how this amount was determined and why this basis is reasonable.

Response:

Our analyses are aimed to provide the users of our Form 20-F with information on how we applied critical accounting policies in the preparation of our financial statements. Whether or not an impairment took place requires analyses and applying judgment on key assumptions at the individual security level. Our objective in providing financial disclosure of this kind has in general been to strike a balance between providing information that is relevant to the reader while avoiding overburdening our financial disclosure with excessive detail and to provide information that enables the user to compare the financial statements of an entity through time in order to identify trends in its financial position and performance. Starting with our 2008 Form 20-F we have been using the threshold of EUR 25 million for security-specific disclosure as this, in our judgment, best aligned with the general objectives in giving disclosures.

4.	For each of those individual issuers with unrealized losses greater than EUR 25 million identified in this section, please revise to quantify the severity and duration of the unrealized loss.

Response:

We intend in future Form 20-F filings with the SEC to include disclosure analogous to the text indicated in bold and underscore below.

RMBS exposure that is high yield with unrealized losses greater than EUR 25 million

RMBS

In million EUR	Category	Fair Value	Unrealized Loss	Rating*		Aging of Unrealized Loss
COUNTRYWIDE ALT LN 2006-OA10	Negative Amortization	56	(61)	B-		> 24 months

AMERICAN HOME MTGE 2007-5	Negative Amortization	63	(58)	CCC		> 24 months

LEHMAN MTGE TR 2007-10	Alt-A	73	(42)	CCC		12 -24 months

GSR MTG LN TR 2007-OA1	Alt-A	30	(40)	B+ / CCC	[1]	> 24 months

LEHMAN MTGE TR 2008-1	Alt-A	51	(32)	CCC		12 -24 months

HARBORVIEW MTG LN TR 2006-9	Negative Amortization	32	(31)	B-		> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC
[1]	Ratings based on two tranches within the same Alt-A deal

ABS Housing exposure that is high yield with unrealized losses greater than EUR 25 million

ABS Housing

In million EUR	Category	Fair Value	Unrealized Loss	Rating*	Aging of Unrealized Loss
RESIDENTIAL FNDG II 2007-HSA2	2nd Lien - Insured[1]	36	(44)	BB+	> 24 months

SOUNDVIEW HM EQ LN 2006-OPT1	Floating 1st Lien - Mezzanine	10	(32)	B	> 24 months

FLAGSTAR HOME EQ LN TR 2007-1A	2nd Lien - Insured[1]	15	(28)	BB+	> 24 months

RESIDENTIAL FNDG II 2007-HSA3	2nd Lien - Insured[1]	16	(27)	BB+	> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC
[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Corporate Bond exposure that is high yield with unrealized losses greater than EUR 25 million

AEGON USA’s exposure to Bank of America Corp has an amortized cost of EUR 574 million as of December 31, 2009, of which EUR 172 million relates to holdings rated below investment grade. The securities, which were rated as low as B at one time, are now rated BB. As of December 31, 2009 unrealized losses were EUR 69 million, of which EUR 60 million relates to holdings below investment grade. Of the positions rated below investment grade approximately 83% of the amortized cost values have been in an unrealized loss position for greater than 24 months, while the remaining 17% are within the 12-24 month range. Given the difficult market outlook, concerns about capital adequacy and heightened risk for possible coupon deferral or exchange offers, Bank of America’s deeply subordinated capital securities have largely been downgraded to below investment grade by the rating agencies even though more senior obligations remain solidly investment grade. Bank of America Corp is the largest banking organization in the US. It acquired the troubled mortgage-bank Countrywide Financial Corp in 2008 and completed the acquisition of the liquidity challenged brokerage firm Merrill Lynch in 2009. Bank of America Corp has raised capital (including infusions from the government) to support its credit profile and its acquisitions in an environment of deteriorating asset quality. Subsequently, the US government stress test indicated Bank of America Corp required additional equity, which it addressed through a variety of non-government sources that included common stock issuance, exchange of preferred for common and asset sales. Bank of America Corp paid back the government-provided capital in December 2009, funded by issuance of common equivalent securities and excess liquidity. Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2009.

AEGON USA’s exposure to Royal Bank of Scotland Group PLC (RBS) has an amortized cost of EUR 325 million as of December 31, 2009, of which EUR 208 million relates to holdings rated below investment grade. The Tier 1 and Upper Tier 2 securities are rated BB to CC, depending on the individual features of the bonds. As of December 31, 2009 unrealized losses were EUR 63 million, of which EUR 61 million related to holdings rated below investment grade. Of the positions rated below investment grade approximately 78% of the amortized cost values have been in an unrealized loss position for greater than 24 months, while 17% are within the 12-24 month range and the remaining 5% are within the 0-6 month range. RBS is one of the world’s largest universal banks with historically prominent positions in both global wholesale banking and in UK financial services. However, RBS has been severely impacted by the global credit market crisis and on October 13, 2008, the UK government announced it would take decisive action to stabilize and support the bank. Since that time, the UK government has taken a 70% equity stake in the bank and announced plans to insure a large portion of RBS’ riskiest assets under the UK Asset Protection Plan. In light of the significant amount of State aid that RBS received, it was required to submit a Restructuring Plan to the European Commission, outlining the steps it plans to take to restore profitability and long-term viability. On November 3, 2009, RBS announced an Agreement in Principle with the European Commission. The Agreement provided key details of RBS’ participation in the Asset Protection Plan as well as required “burden sharing” measures RBS must undertake as a condition of the European Commission’s approval of the Restructuring Plan. As part of the “burden sharing” measures, RBS will not pay dividends or coupons on existing hybrid securities (including Tier 1, Upper Tier 2, preference and B shares) or exercise any call options for a two year period unless there is a legal obligation to do so. As such, AEGON has impaired its RBS securities with optional deferral language and non-cumulative coupons. The remaining RBS securities are deemed either “must pay” securities or have optional deferral language with cumulative coupons. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized losses and does not consider those investments to be impaired as of December 31, 2009.

AEGON’s exposure to Lloyds Banking Group PLC has an amortized cost of EUR 317 million as of December 31, 2009, of which EUR 131 million relates to holdings rated below investment grade. These Tier 1 and Upper Tier 2 securities are rated from BB+ to CC depending on the individual features of the bonds. As of December 31, 2009 unrealized losses were EUR 56 million, of which EUR 46 million relates to holdings rated below investment grade. Of the positions rated below investment grade approximately 97% of the amortized cost values have been in an unrealized loss position for greater than 24 months, while the remaining 3% are within the 0-6 month range. Lloyds Banking Group PLC was created from the merger of Lloyds TSB and HBOS PLC in the fall of 2008 as the shutdown in capital markets threatened the sustainability of HBOS PLC’s wholesale funding and specialist lending model. Following an emergency capital injection, the UK Government currently owns 43.4% of the combined Lloyds Banking Group PLC. After months of speculation, Lloyds announced on November 3, 2009 that it was withdrawing from the UK’s Asset Protection Plan, which was offered to systemically important UK banks as a way to insure them against losses on their riskiest assets. Instead, Lloyds announced plans to raise £21 billion in core Tier 1 capital to cover potential losses on its assets over the next few years. Lloyds’ plans were approved by the UK regulator, the UK government and the European Commission and have since been completed. However, as a result of the State Aid that Lloyds received during the height of the credit crisis, it was required to submit a Restructuring Plan to the European Commission. As a condition of approving Lloyd’s Restructuring Plan, the European Commission asked Lloyds to undertake certain “burden sharing” measures. As part of the “burden sharing” measures, Lloyds will not pay dividends or coupons on existing hybrid securities or exercise any call options for a two year period unless there is a legal obligation to do so. As such, AEGON has impaired its Lloyds securities with optional deferral language and non-cumulative coupons. The remaining Lloyds securities are deemed either “must pay” securities or have optional deferral language with cumulative coupons. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized losses and does not consider those positions to be impaired as of December 31, 2009.

AEGON USA’s exposure to American International Group (AIG) has an amortized cost of EUR 381 million as of December 31, 2009, of which EUR 168 million relates to holdings rated below investment grade. These securities are rated from BB+ to B depending on the individual features of the bonds. As of December 31, 2009 unrealized losses were EUR 102 million, of which EUR 43 million relates to holdings rated below investment grade. Of the positions rated below investment grade approximately 68% of the amortized cost values have been in an unrealized loss position within the 12-24 month range, while the remaining 32% have been in an unrealized loss position for greater than 24 months. AIG is the world’s largest international insurance company. AIG suffered losses in excess of expectations on both their direct investment and derivative exposure to mortgage related securities. The losses led to rating downgrades, which in turn triggered incremental collateral postings. Early termination rights related to the downgrades, further anticipated mark-to-market related collateral postings required under its CDS contracts, and impairments within its general account portfolio increased strain on liquidity and the amount of incremental capital needed. In late September of 2008, AIG was able to secure a two-year bridge facility from the Federal Reserve, in exchange for warrants equal to 80% of their equity. Since that time, the US Government’s support of AIG has been restructured and augmented, in order to provide the Company time to complete asset sales prior to repaying loans and investments made by the US Government. Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2009.

Asset Backed Securities

ABS-Subprime Mortgage Exposure, page 81

5.	Please disclose and quantify the significant assumptions used in the cash flow models that justify full recovery of principal and interest.

Response:

We intend to include the disclosure noted below in bold and underscore in our future Form 20-F filings with the SEC. The changes below cover both our holdings in RMBS and ABS-Housing. They also cover the requested revised disclosures in question 1 and 2.

RMBS: AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 5,080 million of residential mortgage-backed securities (RMBS), of which EUR 3,416 million is held by AEGON USA and EUR 1,641 million by AEGON The Netherlands. Residential mortgage backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. AEGON’s RMBS includes collateralized mortgage obligations (CMOs), government sponsored enterprise (GSE) guaranteed pass-through’s, prime jumbo/whole loan pass-through’s, Alt-A RMBS, negative amortization RMBS and reverse mortgage RMBS. The following table shows the breakdown of AEGON USA’s available-for-sale RMBS portfolio: (table excluded)

All RMBS securities of AEGON USA are monitored and reviewed on a monthly basis with detailed cash flow modeling using the current collateral pool and capital structure on the portfolio quarterly. Model output is generated under base and several stress-case scenarios. Our internal RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. ~~Models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Positions are impaired to fair value where loss events have taken place or are projected to take place that would affect future cash flows.~~ Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions vary greatly based on the significantly diverse characteristics of the current collateral pool for each security (1,138 different holdings). Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying loans in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Loss severity assumptions were determined by observing historical rates from broader market data while being adjusted for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by our internal asset specialists to determine whether or not our particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held by us. AEGON impaired its particular tranche to fair value where we would not be able to receive all contractual cash flows.

The total gross unrealized loss on RMBS is EUR 1,108 million, of which EUR 1,040 million relates to positions of AEGON USA, and the total net unrealized loss on RMBS is EUR 996 million, of which EUR 986 million relates to positions of AEGON USA. The pace of deterioration in the housing market continued in early 2009, but began to stabilize in late 2009. Even with the stabilization, fundamentals in RMBS securities continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level. Prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class. In addition, a high percentage of the RMBS portfolio is comprised of floating rate securities, which has resulted in higher unrealized losses relative to fixed rate securities but not necessarily higher default losses.

Alt-A Mortgage Exposure: AEGON’s RMBS exposure includes exposure to securitized home loans classified as Alt-A. This portfolio totals EUR 641 million at December 31, 2009, net unrealized losses on this portfolio amount to EUR 202 million at December 31, 2009. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs. The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. Additionally, approximately two-thirds of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceeded the subordination requirements of AAA-rated securities at origination. The table below summarizes the credit quality and the vintage year of the available-for-sale Alt-A mortgage securities. (table excluded)

Negative Amortization (Option ARMs) Mortgage Exposure: As part of AEGON’s RMBS Exposure, AEGON holds EUR 722 million of Negative Amortization mortgages, net unrealized losses on this portfolio amount to EUR 639 million at December 31, 2009. Negative amortization mortgages (also known as Option ARMs) are loans whereby the payment made by the borrower may be less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily super-senior securities. The table below summarizes the credit quality and the vintage year of the available-for-sale negative amortization (Option ARMs) securities. (table excluded)

Additionally, AEGON has exposure to GSEs, whole loans (prime jumbo) and reverse mortgage RMBS loans. The market value of these securities is EUR 1,365 million, EUR 396 million and EUR 292 million with net unrealized losses of EUR 17 million, EUR 104 million and EUR 58 million, respectively. These amounts are not included in AEGON’s Alt-A and Negative Amortization exposure tables above.

There are six individual issuers rated below investment grade in this sub-sector which have unrealized loss position greater than EUR 25 million. (table excluded)

For each of these holdings, the underlying collateral pools have experienced higher than expected delinquencies and losses, ~~and the unrealized loss~~ which is further exacerbated by the impact of declining home values on borrowers using affordability products. This had led to the underlying collateral pools having reduced cash flows in comparison to expectations at origination. This has resulted in losses to the subordinated securities on these deals, which in turn has led to a decline in the level of protection to our tranche within the collateral pool. Despite the decline in this level of protection provided by the seniority of the tranches held by us versus other more subordinated securities exposed to the same underlying collateral pool, cash flow modeling continues to indicate full recovery of principal and interest for each of these particular holdings in an unrealized loss position. Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on our tranches. ~~Further impacting the unrealized losses is spread widening due to illiquidity and market uncertainty as well as increased extension risk due to slower than expected prepayments. Despite the continued decline in the margin of safety on these securities during 2009, cash flow models indicate full recovery of principal and interest for each of AEGON’s particular holdings in an unrealized loss position.~~

As the remaining unrealized losses in the RMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2009.

ABS - Housing: All ABS-housing securities are monitored and reviewed on a monthly basis with detailed cash flow models using the current collateral pool and capital structure on the portfolio quarterly. Model output is generated under base and several stress-case scenarios. Our internal ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. ~~The ABS-housing models incorporate external estimates on property valuations, borrower characteristics, propensity of a borrower to default or prepay and the overall security structure.~~ Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions vary greatly based on the significantly diverse characteristics of the current collateral pool for each security (244 different holdings). Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying loans in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. ~~Recent payment history, a percentage of on-going delinquency rates and a constant prepayment rate are also incorporated into the model.~~ Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance. Loss severity assumptions were determined by observing historical rates from broader market data while being adjusted for specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages from the transactions. Once the entire pool is modeled, the results are closely analyzed by our internal asset specialists to determine whether or not our particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranche held by us. Securities ~~expected to have future cash flow interruptions~~ within AEGON’s subprime mortgage portfolio where we expect not to receive all cash flows have been impaired to fair value and remaining positions are not considered impaired as of December 31, 2009.

There are four individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million. (table excluded)

For each of these holdings, the underlying collateral pools have experienced higher than expected delinquencies and losses, ~~and the unrealized loss~~ which is further exacerbated by the impact of declining home values on borrowers using affordability products and the downgrade of MBIA to below investment grade on three of the deals insured by MBIA. ~~The credit spread widening is further impacting the unrealized losses due to illiquidity as well as increased extension risk due to slower~~

~~than expected prepayments. Despite the continued decline in the margin of safety on these securities during 2009, cash flow models indicate full recovery of principal and interest for each of AEGON’s particular holdings in an unrealized loss position.~~ This had led to the underlying collateral pools having reduced cash flows in comparison to expectations at origination. This has resulted in losses to the subordinated securities on these deals, which in turn has led to a decline in the level of protection to our tranche within the collateral pool. Despite the decline in this level of protection provided by the seniority of the tranches held by us versus other more subordinated securities exposed to the same underlying collateral pool, cash flow modeling continues to indicate full recovery of principal and interest for each of these particular holdings in an unrealized loss position. Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on our tranches.

As the remaining unrealized losses in the ABS-housing portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2009.

At December 31, 2009 our Asset Backed Securities portfolio backed by subprime mortgages consists of 177 issuers and 244 tranches. At a portfolio level, details of certain assumptions may show very wide ranges and providing this level of detail will not be valuable to readers of the information. Given the composition of the portfolio, the possible ranges applied could be misinterpreted. For example, quantitative ranges of significant assumptions within our modeling process for ABS Subprime Mortgages are as follows: prepayment assumptions range from 2% to 6%, assumed defaults on delinquent loans range from 60% to 100%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from 45% to 103%.

On a holding-by-holding basis, our internal asset specialists determine the appropriate factors within the range to apply to the model based upon their knowledge of the underlying collateral, the historical averages from the transactions, and available market data.

Aging and severity unrealized losses, page 88

6.	You disclose an unrealized loss of EUR 930 for securities whose carrying value has been 70% or less than amortized cost for longer 24 months. Please identify for us the 10 securities with the largest dollar amount of unrealized loss comprising this category and explain why each is not impaired.

Response:

The table below provides the 10 securities with the largest dollar value of unrealized loss comprising the category requested.

In EUR million

	Isr Name	Sector	Rating[1]	Collateral Type	Tranche Type	Credit Support[2]	Unrealized Loss
1	GSR MTG LN TR 2007-OA1	Residential MBS	B+	Alt-A	Super Senior	25.7%	38	(1)
2	SOUNDVIEW HM EQ LN 2006-OPT1	ABS Housing Related	B+	Hybrid / ARM	Mezzanine	20.5%	32	(1)
3	HARBORVIEW MTG LN TR 2006-5	Residential MBS	B-	Neg Am	Super Senior	42.7%	23	(1)
4	BANK OF IRELAND	BANKING	CCC	N/A	N/A	N/A	21	(4)
5	HALIFAX PLC	BANKING	BB-	N/A	N/A	N/A	20	(2)
6	HARBORVIEW MTG LN TR 2006-9	Residential MBS	B-	Neg Am	Super Senior	46.8%	20	(1)
7	COUNTRYWIDE HOME LN 2005-3	Residential MBS	BB+	Neg Am	Super Senior	30.6%	18	(1)
8	BANC OF A FNDG CORP 2006-I	Residential MBS	B	Alt-A	Super Senior	17.0%	18	(1)
9	FLAGSTAR HOME EQ LN TR 2007-1A	ABS Housing Related	BB+	Second Lien	Insured	0.0%	18	(3)
10	GSAMP TR 2007-NC1	ABS Housing Related	CCC	Hybrid / ARM	Senior	17.6%	16	(1)

[1]	Ratings based on hierarchy of S&P, Moody’s, Fitch, Internal, NAIC
[2]

Credit support references the amount of subordination and overcollateralization that are available to absorb collateral losses prior to the security taking a loss. It has been reported relative to the collateral balance as of December 31, 2009.

Of the top 10 issuers rated below investment grade in an unrealized loss position for greater than 24 months, 5 are RMBS (2 of which are Alt-A securities and 3 are Negative Amortization securities), 3 are ABS Subprime Housing securities and 2 issuers are in the banking sector. Further clarification as to why each of these securities are not impaired is detailed below.

(1)	These securities are bonds backed by various types of residential mortgages (see collateral types listed above). The unrealized loss is a result of spread widening due to illiquidity, market concerns about mortgage credit, and extension risk due to slower prepayments. Based on our cash flow modeling we expect to collect all cash flows due on our tranche for each of the above listed securities. AEGON utilizes a proprietary mortgage default cash flow model that assumes mortgage loan defaults based on the security specific collateral attributes and historical performance. Severity and prepayment assumptions are based on historical occurrences and future projections for housing market performance. As AEGON expects to receive all contractual cash flows, AEGON does not consider these positions to be impaired as of December 31, 2009.

(2)	HALIFAX PLC: Halifax is part of AEGON’s exposure to Lloyds Banking Group PLC which was disclosed in AEGON’s 2009 Form 20-F. See below for 2009 Form 20-F excerpt on Lloyds Banking Group (which includes our Halifax exposure) on page 84:

“AEGON’s exposure to Lloyds Banking Group PLC has an amortized cost of EUR 317 million as of December 31, 2009, of which EUR 131 million relates to holdings rated below investment grade. These Tier 1 and Upper Tier 2 securities are rated from BB+ to CC depending on the individual features of the bonds. As of December 31, 2009 unrealized losses were EUR 56 million, of which EUR 46 million relates to holdings rated below investment grade. Lloyds Banking Group PLC was created from the merger of Lloyds TSB and HBOS PLC in the fall of 2008 as the shutdown in capital markets threatened the sustainability of HBOS PLC’s wholesale funding and specialist lending model. Following an emergency capital injection, the UK Government currently owns 43.4% of the combined Lloyds Banking Group PLC. After months of speculation, Lloyds announced on November 3, 2009 that it was withdrawing from the UK’s Asset Protection Plan, which was offered to systemically important UK banks as a way to insure them against losses on their riskiest assets. Instead, Lloyds announced plans to raise GBP 21 billion in core Tier 1 capital to cover potential losses on its assets over the next few years. Lloyds’ plans were approved by the UK regulator, the UK government and the European Commission and have since been completed. However, as a result of the State Aid that Lloyds received during the height of the credit crisis, it was required to submit a Restructuring Plan to the European Commission. As a condition of approving Lloyd’s Restructuring Plan, the European Commission asked Lloyds to undertake certain “burden sharing” measures. As part of the “burden sharing” measures, Lloyds will not pay dividends or coupons on existing hybrid securities or exercise any call options for a two year period unless there is a legal obligation to do so. As such, AEGON has impaired its Lloyds securities with optional deferral language and non-cumulative coupons. The remaining Lloyds securities are deemed either “must pay” securities or have optional deferral language with cumulative coupons. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized losses and does not consider those positions to be impaired as of December 31, 2009”.

(3)	FLAGSTAR HOME EQ LN TR 2007-1A: This is a senior bond backed by closed-end second lien mortgages primarily originated in 2006. The unrealized loss is a result of spread widening due to illiquidity, market concerns about mortgage credit, and extension risk due to slower prepayments. As this bond has 0% of credit support, it is reliant upon a wrap provided by a monoline insurer for full payment of interest and principal. Based upon the financial guaranty insurance policy provided by the monoline insurer, AEGON expects to receive all contractual cash flows, so AEGON does not consider this position to be impaired as of December 31, 2009.

(4)	Bank of Ireland: This security is a Tier 1 capital security. Although Bank of Ireland has been affected by the credit crisis, it has received significant support from the Irish government in the form of preference shares. The bank is expected to benefit from the Irish government’s National Asset Management Agency (NAMA) scheme. Bank of Ireland also continues to benefit from the Irish government’s guarantee of all senior and senior subordinated debt until September 2010. The coupons on the Tier 1 securities AEGON holds are in all circumstances cumulative. At year-end 2009 AEGON assumes it probable that Bank of Ireland will defer coupon payments, enforced by the European Commission. AEGON does not consider the forced deferral by Bank of Ireland a “loss event” as it does not have a negative impact on our estimated future cash flows due to the cumulative nature of the coupons and the deferred coupons attracting penal interest.

5.3 Result of Operations- 2009 compared to 2008, page 93

7.	You disclose that you believe the use of your non-GAAP measures provides meaningful measures for the investing public to evaluate your business relative to your peers. Please revise your disclosure to indicate who you believe your peers are and provide us a few examples, using the peers you have identified, that shows how the measure can be used to evaluate your business against your peers.

Response:

Current IFRS accounting policies for financial instruments and insurance contracts embed a number of accounting policy options that companies can make in presenting their results. These choices can have a significant impact on the level of presented results and can make the comparability from period to period and with peers difficult. Therefore the industry has since the introduction of IFRS looked for ways to supplement their reported results to their stakeholders. The non-GAAP information presented reflects the information that AEGON’s chief operating decision maker uses to manage the business and is consistent with our IFRS 8 disclosures.

AEGON’s non-GAAP measures are designed to provide an analysis of our reported results that distinguish between earnings that are highly related to movements in interest, credit and equity markets, earnings caused by accounting mismatches (for example assets are held at fair value and liabilities are held at a cost basis), earnings recycled from the revaluation reserve (sales from Available for Sale portfolios) versus earnings that represent the results from our business excluding these items. Management believes that this distinction provides meaningful additional information about the operating performance of our underlying businesses, and comparability of our underlying results between different periods. Although there is no standard that prescribes how non-GAAP measures for the insurance industry should be presented, we believe most of our peers do make a distinction between earnings that represent their underlying business and earnings that are impacted by market movements.

Peers, including Allianz, AXA, ING, Metlife and Prudential Financial all present an underlying earnings indicator or operating earnings indicator that is comparable to AEGON’s underlying earnings indicator to the extent that they exclude realized gains and losses on available for sale assets, investment impairment charges, and in some cases fair value items.

We intend to include the disclosure noted below in bold and underscore in our future filings with the SEC, for the first time in our Form 6-K containing our 2010 half year results.

“This report includes two non-IFRS financial measures: underlying earnings before tax and operating earnings before tax. The reconciliation of these measures to the most comparable IFRS measure is presented below. We believe that our non-IFRS measures provide meaningful information about the underlying operating results of our business including insight into the financial measures that our senior management uses in managing our business. Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measures presented here. While many other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them. AEGON believes the non-IFRS measures shown herein, when read together with our reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.”

5.5 Liquidity and capital resources

Highlights of 2009, page 122

8.	You disclose that $650 million of additional regulatory capital was made available for your, U.S. operations via a transaction that realized the value of a portion of future profits from an existing book of traditional life business. Please explain this transaction to us. In your response, clarify how the transaction made additional regulatory capital available and how you accounted for the transaction under IFRS. Reference for us the authoritative literature you relied upon to support your accounting.

Response:

The transaction that created the additional regulatory capital under NAIC requirements involved reinsurance of existing life insurance policies between two indirect wholly owned U.S. life insurance subsidiaries of AEGON N.V. and was fully eliminated in consolidation for IFRS reporting purposes. A block of life insurance policies on one of our subsidiary life insurance companies, Monumental Life Insurance Company (MLIC) consisting of USD 4.6 billion of policyholder reserves was reinsured to a new affiliated Vermont captive reinsurer, MLIC Re I, which we established as a special purpose financial captive insurance company for this purpose. This reinsurance enabled us to monetize a portion of the future profits of this business.

MLIC Re I was established as a subsidiary of our wholly owned Stonebridge Life Insurance Company which is also domiciled in Vermont. MLIC transferred the risk of certain policies to MLIC Re I through a coinsurance-modified coinsurance agreement. Of the reserves transferred to MLIC Re I initially, USD 900 million of those reserves were funded by a 10-year letter of credit facility provided by JPMorgan Chase. Utilizing provisions of the Vermont insurance statutes for captive reinsurance companies the letter of credit facility (LOC) qualified as an admitted asset on the balance sheet of MLIC Re I. The Vermont insurance department approved reporting the LOC as an asset on the balance sheet as a permitted accounting practice for regulatory reporting purposes. As a result, for regulatory purposes, MLIC held USD 900 million less in assets to support the block of policies that were transferred to MLIC Re I and secured by the LOC, rather than fungible assets. The USD 900 million capital benefit along with other small capital savings by transferring the business from one entity to another, was partially offset by the recapture of an existing reinsurance treaty on this block of business which had provided capital relief. The net regulatory capital impact of these transactions was the USD 650 million disclosed.

5.8 Contractual Obligations and Commitments

iv. Collateral

Assets accepted, page 128

9.	Please revise your disclosure to clarify whether and to what extent you are required to post additional collateral.

Response:

Generally collateral is related to market movements and as such AEGON may be required to post more collateral if needed. With regard to derivative positions, security borrowing and repurchase activities, fluctuations in the fair value may result in the requirement for AEGON to post additional collateral or to receive collateral.

We intend to include the following additional disclosure in our 2010 Form 20-F filing:

The amount of collateral we post or receive is related to market movements and as such AEGON has in the past and may in the future be required to post or receive additional collateral. If market prices (for currency exchange rates, interest rates or equity markets) move away from the level at which collateral was posted last, we either post or receive different levels of collateral.

Notes to consolidated financial statements of AEGON N.V.

2. Summary of significant accounting policies

2.19 Insurance contracts, page 225

10.	Please revise your policy disclosure to indicate the body of GAAP that you follow to account for insurance contracts.

Response:

Our insurance contracts are accounted for in accordance with IFRS, specifically, IFRS 4. This is highlighted in note 2.1 of our financial statements which states “The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU)”

IFRS 4 allows insurance companies to continue applying existing accounting policies with a limited number of exceptions listed in IFRS 4.14. Prior to the adoption of IFRS, AEGON applied non-uniform accounting policies for insurance liabilities and related deferred acquisition costs and intangible assets, as was allowed under Dutch Accounting Policies if certain conditions were met. We continued this practice under IFRS 4.25(c). For example, in the US, as allowed under Dutch Accounting Policies, we followed US GAAP for our insurance products prior to the conversion to IFRS and continue to follow US GAAP after the conversion.

11.	You disclose in Note 2.19f. Liability adequacy testing on page 226 that to the extent that your liability adequacy test involves the discounting of future cash flows the interest rate applied is based on either market rates or your expectation of the future return on investments. Please revise your policy disclosure to clarify if this means you consider future investment income in that test.

Response:

Under IFRS a liability adequacy test is performed which compares a gross premium valuation (present value of benefits and expenses less present value of gross premiums) using best estimate assumptions to the reported net IFRS reserve (gross reserve less DAC). The discount rate applied when recalculating the reserves is based on the actual investment portfolio and related reinvestment assumptions.

We intend in our 2010 Form 20 F to include the bold underscore text below:

“f. Liability adequacy testing

At each reporting date the adequacy of the life insurance liabilities, net of VOBA and DPAC, is assessed using a liability adequacy test. Additional recoverability tests for policies written in the last year may also result in loss recognition.

Life insurance contracts for account of policyholders and any related VOBA and DPAC are considered in the liability adequacy test performed on insurance contracts. To the extent that the account balances are insufficient to meet future benefits and expenses, additional liabilities are established and included in the liability for life insurance.

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a singe portfolio. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments. These future returns on investments take into account management’s best estimate related to the actual investments and, where applicable reinvestments of these investments at maturity.

Any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing an insurance liability for the remaining loss, unless shadow loss recognition has taken place.

The adequacy of the non-life insurance liability is tested at each reporting date. Changes in expected claims that have occurred, but that have not been settled, are reflected by adjusting the liability for claims and future benefits. The reserve for unexpired risk is increased to the extent that the future claims and expenses in respect of current insurance contracts exceed the future premiums plus the current unearned premium reserve.

3. Critical Accounting Estimates and judgment in applying accounting policies Valuation of assets and liabilities arising from life insurance contracts, page 233

12.	Regarding your final agreement with Stichting Verliespolis and Stichting Woekerpolis Claim, please tell us why the total cost of the improvements to the policies under this agreement estimated to be EUR 250 million do not have an impact on your 2009 income statement. Please clarify for us whether the portion of the settlement related to prior years, was specifically accrued either as a provision under IAS 37 or under your applicable insurance standards.

Response:

The agreement with Stichting Verliespolis and Stichting Woekerpolis Claim reflects improvements of insurance policies. These contracts are accounted for under IFRS 4 – Insurance Contracts, and the incremental benefits that arose from the agreement are therefore considered liabilities from insurance contracts.

Because the agreements with Stichting Verliespolis and Stichting Woekerpolis Claim relate to insurance contracts that were written by AEGON The Netherlands, AEGON followed the existing accounting in The Netherlands for these contracts, at the time of AEGON’s conversion to IFRS.

At the end of 2009 a liability adequacy test was conducted to monitor whether the level of provisioning was adequate – in line with the requirements of IFRS 4.14. The margin in the liability adequacy test was sufficient to absorb these incremental benefits. Accordingly, as allowed under Dutch accounting principles, there was no impact on our 2009 income statement.

Although IAS 37, Provisions, Contingent Liabilities and Contingent Assets, specifically excludes insurance contacts from the scope of this standard (IAS 37.5), once an insurance policy matures and becomes a current payable the liability is transferred from the balance sheet item insurance liabilities to other creditors. The portion of settlement related to policies that matured in prior years was therefore accounted for under IAS 37. An amount of EUR 34 million was accrued as an incremental liability and charged directly to income in respect of policies that matured in or before 2008.

4. Financial and Insurance Risks

General, page 243

13.	Please revise your sensitivity analyses provided for your currency exchange rate, interest rate and equity market and other investment risks to indicate that the changes presented are reasonably possible. Otherwise, please revise these sensitivity analyses to present changes that are reasonably possible. Please see paragraph 40(a) of IFRS 7.

Response:

Under the heading “General” we already include the following disclosure about our sensitivity analysis (emphasis bold):

“Results of AEGON’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of net income and equity to various scenarios. For each type of market risk, the analysis shows how net income and equity would have been affected by changes in the relevant risk variable that were reasonably possible at the reporting date. For each sensitivity test the impact of a reasonably possible change in a single factor is shown. The analysis considers the interdependency between interest rates and lapse behavior for products sold in the Americas where there is clear evidence of dynamic lapse behavior. Management action is taken into account to the extent that it is part of AEGON’s regular policies and procedures, such as established hedging programs. However, incidental management actions that would require a change in policies and procedures are not considered.”

We believe the disclosure above is sufficient to demonstrate compliance with the requirements of IFRS 7 paragraph 40(a). The sensitivities we disclose for currency exchange rate, interest rate and equity market and other investment risks are, in the opinion of management, reasonably possible. As we highlighted this in the “General” section we do not believe that repetition of that fact in the separate risk sections is needed.

5. Segment Information, page 266

14.	Please revise your disclosure to present the entity-wide disclosures about products and services as required by paragraph 31 of IFRS 8 or tell us where this information is presented elsewhere in your filing, In addition, please clarify why you present your non-life insurance business financial information separately on page 269 and do not present similar information for your life insurance business.

Response:

It is our understanding that the entity-wide disclosures required by IFRS 8 paragraph 31 are for those enterprises which operate in a matrix format – where there is significant overlap between products and services and geographical areas. For these entities, the enterprise wide disclosures provide an analysis of total revenues by products and services or geographical areas. These disclosures are further elaborated in IFRS 8 paragraphs 32 to 34.

AEGON sells similar products and services in each of its reportable segments, which are divided into geographical areas. An aggregation of all the products and services across segments thus always adds up to the enterprise-wide amounts.

IFRS 8 paragraph 32 requires disclosure of our revenues from external customers analyzed by product and service or groups of similar products and services. The products we sell are insurance products – these are grouped either as life insurance, accident and health and general insurance products. This analysis is presented, as an analysis of revenues, on pages 266 and 267. The tables on these pages provide an analysis of our revenues from products and services, both by segment and in total for the enterprise.

IFRS 8 paragraph 33 requires analyses of revenues, assets and liabilities by geographical areas, which is provided in the tables on pages 266-267 and pages 270-271. All the amounts split by segments and geographical areas when aggregated add up to the enterprise-wide amount.

IFRS 8 paragraph 34 requires disclosure of information about major customers, if applicable. We do not earn more than 10% of our revenues from any major customer.

We present on page 269 some financial information on non-life business not because it is a separate reportable segment but simply to volunteer additional information consistent with longstanding practice about the size and profitability of our relatively small non-life business (which is accident and health and general insurance).

15.	Also, on page 216 you indicate the lines of business that each of your reportable segments operates. Please revise your disclosure to identify in what revenue category (e.g. life insurance gross premiums, accident and health, or general) each of the lines of business falls into.

Response:

The groups of products we use as part of our segment reporting are: life insurance and non-life insurance, the latter being divided between accident and health insurance and general insurance.

The groups of products we use as part of our segment reporting aggregate the different lines of business we use within each operating segment, however, there is some overlap since individual products within a line of business may at times span two groups of products.

While it is possible to disaggregate the figures for groups of products into lines of business and operating segments, this level of detail is not required under IFRS 8 nor is it the manner in which we manage our business and compare results across segments. Individual products in each territory (segment) are designed taking into account the local tax and regulatory requirements of customers. Across segments, individual products can and do vary. We do not manage most individual products or lines of business globally (across segments). We manage our business primarily by segment (geography) and groups of products in each segment. Thus, aggregating individual products or lines of business across segments is information we do not use internally and would, in our opinion, produce information that is potentially misleading and does not clearly show readers of the financial statements the key information - which is the split of our business between life and non-life.

16 Convertible Core capital securities. page 291

16.	You disclose that the State of the Netherlands loaned EUR 3 billion to Vereniging AEGON, your major shareholder. In turn, Vereniging AEGON purchased convertible core capital securities from you. Please explain to us why your convertible core capital securities qualify for equity classification and reference for us the authoritative literature you relied upon to support your accounting. In your response, please ensure you address:

•	What consideration was given to the liability characteristics of the loan to Vereniging AEGON; and

•

Why the option of the Dutch State and Vereniging AEGON to receive payment in cash if you choose to convert the securities into common stock as disclosed on page 156 does not require liability treatment under paragraph 16(a) of IAS 32.

Response:

In determining how the non-voting convertible core capital securities issued to Vereniging AEGON should be presented in the IFRS financial statements the following guidance from IAS 32 Financial Instruments: Presentation is relevant. In summary, when an issuer (applying the definitions of IAS 32.11) determines whether a financial instrument is a financial liability or an equity instrument, the instrument is an equity instrument if, and only if, both conditions (a) and (b) are met (IAS 32.16):

(a)	The instrument includes no contractual obligation:

(i)	to deliver cash or another financial asset to another entity; or

(ii)	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer.

(b)	If the instrument will or may be settled in the issuer’s own equity instruments, it is:

(i)	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or

(ii)	a derivative that will be settled only by the issuer exchanging a fixed amount of cash for a fixed number of its own equity instruments. For this purpose, the issuer’s own equity instruments do not include themselves contracts for the future receipt or delivery of the issuer’s own equity instruments.

A critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation of one party to the financial instrument (the issuer) to either deliver cash or another financial asset to the other party (the holder) or to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavorable to the issuer. Although the holder of an equity instrument may be entitled to receive a pro rata share of any dividends or make distributions of equity, the issuer does not have a contractual obligation to make such distributions because it can not be required to deliver cash or another financial asset to another party (IAS 32.17).

The substance of a financial instrument, rather than its legal form, governs its classification on the entity’s balance sheet. Substance and legal form are commonly consistent, but not always. Some financial instruments take the legal form of equity but are liabilities in substance and others may combine features associated with equity instruments and features associated with financial liabilities (IAS 32.18).

Also important to note is that in June 2006 the IASB confirmed that a contractual obligation must be established through the terms and conditions of the instrument. Thus, by itself, economic incentive would not result in a financial instrument being classified as liability under IAS 32.

Because it is at AEGON’s discretion to issue dividends on common shares and AEGON may at any time decide not to pay dividends it has no obligation to pay a coupon or dividends or any other payment on these convertible core capital securities.

Similarly, redemption and conversion is entirely at AEGON’s discretion. The fact that the dividend to be paid increases for the next two years and AEGON may have an increasingly strong incentive to settle the contract does not constitute a contractual obligation as has been confirmed by the IASB in their June 2006 update.

Instruments that contain both a financial liability (e.g. an obligation to make interest and / or scheduled principal payments) and an equity component (e.g. a conversion feature in a convertible bond) are considered a compound instrument. These convertible core capital securities are not compound instruments as there is no obligation to make interest and / or scheduled principal payments.

Finally, the fact that the contract may be settled in AEGON’s own equity instruments does not lead to liability presentation as the security is a non-derivative which AEGON has the right to convert to common shares on a one-for-one basis. AEGON does not therefore have an obligation to deliver a variable amount of shares. In addition, the option of the Dutch state to receive payment in cash does not trigger liability treatment as this is a second order option. Only when AEGON uses its discretionary right to convert the convertible core capital securities into common stock the Dutch state has the right to elect for the payment in cash.

Although in the assessment of the equity classification no explicit consideration was given to the transaction between the Dutch State and the Vereniging AEGON we do note that all economic terms and conditions of the transaction between AEGON N.V. and the Vereniging AEGON and the transaction between the Vereniging AEGON and the Dutch State are identical. The status of the loan to the Vereniging AEGON is of no importance to our securities, since we hold all the options for making payment on the securities (interest, redemption, conversion). The status of the loan to Vereniging AEGON is only of importance insofar this relates to the position of Vereniging AEGON and the ranking of its liabilities, and does not extend to the convertible core capital securities, and our assessment of their status.

Having considered the factors mentioned above, AEGON concluded that the convertible core capital securities should be classified as equity in the financial statements.

17 Other equity instruments, page 292

17.	Please explain to us why your perpetual cumulative subordinated bonds are classified in equity. Please reference for us the authoritative literature you relied upon to support your accounting.

Response:

AEGON has issued several perpetual cumulative subordinated bonds with the following characteristics:

•	The bonds have no final maturity date;

•	Repayment is at the sole discretion of AEGON;

•	Coupon payments linked to payment on any class of share capital of AEGON;

•	Bonds may be redeemed in whole but not in part;

•	Redemption includes any outstanding arrears of interest; and

•	AEGON may purchase and subsequently reissue, resell or cancel bonds.

These bonds require AEGON to defer coupon payments following a period of twelve months immediately preceding an interest payment date, in which no dividend has been declared or made available for payment on any class of share capital of AEGON. The payment of the deferred coupon payments must be resumed only after AEGON exercises its discretion to make payment on any class of share capital of AEGON.

IAS 32.11 defines a financial liability as any liability that is a contractual obligation to deliver cash to another entity or to exchange financial assets and liabilities with another entity under conditions that are potentially unfavorable to the entity.

The perpetual cumulative subordinated bonds issued by AEGON do not meet the definition of a liability because we do not have a present obligation to transfer financial assets to the holders. The obligation to pay coupon interest arises only if AEGON exercises its discretion to declare dividends on common stock (this is a conditional term that will trigger payment of coupon interest). The obligation to repay the notional amount and any deferred interest arises when we announce redemption.

IAS 32.13 states that “contractual” refers to an agreement between two or more parties that has clear economic consequences that the parties have little, if any, discretion to avoid, usually because the agreement is enforceable by law. As described in response to comment 16, the IFRIC and the IASB in 2006, confirmed that economic incentive should not be taken into consideration.

In the case of the classification of the perpetual cumulative subordinated bonds issued by AEGON, it is not relevant whether or not AEGON intends to continue declaring dividends on common shares and coupon interests on perpetual capital securities. The fact that it is under no contractual obligation to transfer cash or other financial assets to the holders of the instruments leads to classification as an equity instrument.

43 Other charges, page 316

18.	You disclose the EUR 385 million loss resulting from the sale of AEGON Taiwan in 2009. Please explain to us why you had no impairment charges in a prior period related to these operations.

Response:

The main part of the loss related to differences between the carrying value and the fair value at the time of the sale. The difference between the sales price and the carrying amount cannot be allocated to any specific asset or liability (measured under IFRS principles) but reflects the uncertainty surrounding the future profitability of AEGON Taiwan. The sales price for AEGON Taiwan was determined based on economic principles which included the level of interest risk, the extent to which it would be able to generate new business under a market-consistent pricing strategy, and the amount of capital required using market consistent principles and the related cost of capital. All these factors, which drove down future profitability and hence the economic value of the business, are not used in the accounting methods used to value the assets and liabilities under IFRS. Under IFRS a liability adequacy test was performed which compared a gross premium valuation (present value of benefits and expenses less present value of gross premiums) using best estimate assumptions to the reported net IFRS reserve (gross reserve less DAC). This test performed in 2008 resulted in accelerated DAC amortization of EUR 43 mln which we recognized in income.

* * * *

As you requested, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments about the foregoing, please do not hesitate to contact me at +31 70 433 8284 or Jurgen van Rossum, Senior Vice President and Group Controller, at + 31 70 344 5458.

Very truly yours,

/s/ J.J. Nooitgedagt

J.J. Nooitgedagt

Chief Financial Officer